Exhibit 99

FROM:	Kerzner International
The Bahamas
Contact: John Allison
Tel: +1.242.363.6016

FOR IMMEDIATE RELEASE

KERZNER ANNOUNCES SECOND QUARTER RESULTS

- RECURRING INCOME INCREASES TO $21.5 MILLION FROM $21.0 MILLION -
- EXPANSION OF ITS LUXURY RESORT BUSINESS -

PARADISE ISLAND, The Bahamas, August 6, 2002 – Kerzner International Limited (NYSE: KZL) (formerly known as Sun International Hotels Limited) reported recurring income for the quarter, adjusted for non-recurring items and operating results from its recently launched Kerzner Interactive (formerly known as SunOnline) internet gaming operations, of $21.5 million compared to recurring earnings of $21.0 million in the same period last year. On this basis, earnings per share for the period were $0.75, equal to the same period last year. Non-recurring items in 2002 include a $15.0 million extraordinary loss from the early extinguishment of debt, partially offset by a $5.1 million net gain on the settlement of a previous territorial dispute with Kersaf Investments Limited. Non-recurring items in 2001 included pre-opening expenses and sale of real estate at the Company’s Paradise Island operations.

The Company reported EBITDA for the quarter, excluding Kerzner Interactive, of $44.5 million as compared to $45.4 million in the same period last year. Butch Kerzner, President of the Company commented, “Atlantis continues to demonstrate its resilience in a difficult overall travel market and achieved a small improvement in average room rate over the previous year. The property is benefiting from the significant marketing efforts that have helped establish Atlantis as a strong consumer brand within the traveling public. Further, the property has benefited from a deliberate effort over the last few years to broaden its source markets as defined by geographic origin.” Results improved sequentially by month beginning with a somewhat slower April, which did not benefit from Easter as it fell in March this year. The property returned to 2001 trading levels in May and was up over the prior year in June.

The Company recorded net income, after non-recurring items, in the quarter of $9.8 million, compared to net income of $21.8 million for the same period last year. On this basis, fully diluted earnings per share for the quarter were $0.34 compared to $0.78 for the same period last year.

As previously announced, on February 15, 2002, the Company had agreed to sell 50% of Kerzner Interactive to Station Casinos, Inc. (“Station”). The two companies have restructured this agreement such that Station now has acquired an option from the Company to buy a 50% interest in its online operations. The operating loss of $1.8 million from the online operations was in line with management’s expectations for the quarter and slightly lower than such losses in the first quarter of this year.

Paradise Island

During the quarter, the Company’s Paradise Island operations achieved gross revenues of $133.3 million, 79% of which were generated by hotel and resort operations and 21% by the casino. Also during the quarter, the Company’s Paradise Island operations achieved EBITDA of $41.6 million compared to $42.5 million achieved during the same period last year. Paul O’Neil, CEO of the Paradise Island business, commented, “We are very pleased with the outstanding performance of the operations for this year. Against the backdrop of a challenging travel environment, the business achieved EBITDA for the first six months of $92.8 million, which is almost level with the record EBITDA achieved last year of $93.3 million.”

Atlantis’ revenue per available room (“RevPar”) for the quarter was approximately $225, a 4% decline from the same period last year. On a monthly basis, RevPar trends improved each month following an 11% decline in April. RevPar was flat in May and up 3% in June. For the quarter, Atlantis achieved an average occupancy of 86% at a $262 average daily room rate (“ADR”).

In the Atlantis casino, slot volumes were strong in the quarter and slot win increased by 10% over the same period last year. Table volumes (“drop”) decreased by 20% over the same period last year, as certain major players delayed trips to the property.

The Company’s luxury resort hotel on Paradise Island, the Ocean Club, also performed well and continued to outperform other luxury resorts in its category. RevPar in the quarter increased by 2% to $482 in the current year from $473 in the same period last year.

Connecticut

Mohegan Sun reported slot revenues for the quarter of $182.4 million, which was 21% above the same period last year. This increase is primarily attributable to the opening of the Casino of the Sky, which added a total of approximately 2,500 slot machines to Mohegan Sun. Slot win per unit per day was $323 for the quarter, a 31% decline from the same period last year, which is primarily due to an increase in the number of weighted average slots to approximately 6,199 from 3,546 in the same period last year.

Mohegan Sun continues to increase its market share. While the Connecticut slots market grew by 10% over the same period last year, the property increased its market share to 47% in the quarter, up from 43% in the same period last year. The highlight of the quarter was the grand opening of the 34-story Mohegan Sun hotel, which took place from June 21 to June 23. The star-studded event was highly publicized in the media and included performances by Cher, The Blues Brothers, Rosie O’Donnell, Aretha Franklin and Ray Charles.

Trading Cove Associates, an entity 50%-owned by the Company, receives payments from the Mohegan Tribal Gaming Authority of 5% of gross operating revenues of the expanded Mohegan Sun operation.

In terms of the Company’s agreements with Trading Cove Associates, the Company recorded income of $6.8 million in the quarter, compared to $6.2 million in the same period last year. In addition, the Company also recognized $2.7 million in development fees earned as a result of the Mohegan Sun expansion.

Luxury Resort Operations

In addition to its interests in the mega-resorts of Atlantis and Mohegan Sun, the Company manages eight other resort hotels in The Bahamas, Mauritius, Dubai and the Maldives. Included in these resort operations are five properties that the Company considers “luxury resorts”, namely “The Ocean Club” in The Bahamas; “Le Saint Geran” and “Le Touessrok” in Mauritius; “The Royal Mirage” in Dubai; and “The Kanuhura” in the Maldives. Each one of these properties is unique and positioned at the high-end of its competitive set. These properties are either new or are undergoing extensive renovations in order to ensure that the architectural and interior elements of these hotels remain at the leading edge of the resort industry. For example, during 1999 the Company substantially demolished and redeveloped its leading 165-room hotel in Mauritius, “Le Saint Geran”, and the “Ocean Club” in The Bahamas was expanded and remodeled during 2000. During this year, the 200-room Le Touessrok, which is located on one of the most unique beach sites in the world, is also being substantially rebuilt with a new contemporary design.

As stated previously, the Company intends to aggressively grow its luxury resort operations. The Company made significant progress in moving this strategy forward during the quarter. The Company will enter the Mexican market through a definitive agreement to acquire a 50% ownership stake in the 115-room Palmilla Resort for a purchase price of $38.75 million. The Palmilla Resort is a deluxe five star property located near Cabo San Lucas in Baja, Mexico that also owns and operates a 27-hole Jack Nicklaus-designed golf course. Butch Kerzner commented, “The Los Cabos market has positioned itself at the high-end of the resort market for western North America and several properties are achieving excellent room rates. The Palmilla Resort is one of the Mexican tourism industry’s original “Grand Dames” and we believe that with some creative redevelopment it has enormous future potential.” The property is located on an outstanding site with the most extensive beach frontage of any of the leading hotels in the destination. The property was first developed in 1956 and has gone through numerous renovations and expansions, the most recent having taken place in 1996. The Company has executed this agreement with the existing ownership group led by Goldman Sachs Emerging Markets Real Estate Fund LP and has also entered into a long-term management contract. The transaction is expected to close by the fourth quarter of 2002.

In addition to the Palmilla transaction, the Company has entered into a management and development agreement for a 100-room resort in the Maldives that is expected to open by the end of 2003. This will become the Company’s second operation in the Maldives. This property enjoys an excellent location on Medhufinolhu Island within easy access of the Male International Airport. Most of the atolls within easy access of the airport are difficult to obtain for new development as they were originally built upon in the first phase of tourism development in the country over 20 years ago. The Medhufinolhu Island, which is located in the North Male Atoll, currently has a small resort known as Reethi Rah, which will be demolished and redeveloped by the Company into a luxury all-suite resort.

The Company also entered into an amendment of its management contract with the Royal Mirage hotel in Dubai in order to expand the terms of the contract to include the 225-room expansion presently under development at the hotel. The 225-room expansion to the Royal Mirage includes two new developments – the 175-room “Arabian Court” and “The Residence & Spa”, the latter being an ultra-luxurious, boutique hotel development. These new developments are scheduled to open during December of this year. The Royal Mirage has continued to post outstanding results and, for the second quarter, achieved the highest RevPar in the destination. Customer demand for the property continues to be extremely strong and the prospects for the new developments are very encouraging.

During the quarter, which is traditionally the low season for these operations, the Company earned management fees of $1.2 million from these operations, compared to $1.6 million in the comparable quarter last year. The decrease in management fees was due primarily to the temporary closure of Le Touessrok in Mauritius, which is closed for refurbishment and is expected to re-open at the end of 2002.

Liquidity

The Company closed the quarter with strong liquidity. At the end of the quarter, the Company held $67.8 million in cash and cash equivalents, including $4.7 million in restricted cash. During the quarter, the Company repurchased $15.2 million of its 8.625% Senior Subordinated Notes due 2007 through transactions in the open market.

In June 2002, the Company completed a tender offer of its $200 million 9% Senior Subordinated Notes due 2007. These notes were replaced by a $200 million add-on offering of its 8.875% Senior Subordinated Notes due 2011 issued at a premium of 3% above par.

These transactions improve the debt maturity profile of the Company by lengthening the terms of its credit obligations and benefit the Company by lowering future interest expense.

The Company’s Revolving Credit Facility was paid down in full during the second quarter and currently remains undrawn. During the quarter, the Company increased its Revolving Credit Facility from $200 million to $300 million.

About the Company

Kerzner International Limited is a leading developer and operator of premier casinos, resorts and luxury hotels. The Company’s flagship destination is Atlantis, a 2,317-room, ocean-themed resort located on Paradise Island, The Bahamas. Atlantis is a unique destination casino resort featuring three interconnected hotel towers built around a 7-acre lagoon and a 34-acre marine environment that includes the world’s largest open-air marine habitat. The Company also developed and receives certain revenues from Mohegan Sun in Uncasville, Connecticut. Following the completion of a $1 billion expansion, the Native American-themed Mohegan Sun has become one of the premier casino resort destinations in the United States. In the luxury resort hotel business, the Company operates eight luxury resorts in The Bahamas, Mauritius, Dubai, and the Maldives. For more information concerning the Company and its operating subsidiaries visit www.kerzner.com.

This press release contains forward-looking statements, which are made pursuant to the safe harbor provisions of the Private Securities Litigation Reform Act of 1995. These forward-looking statements involve risks and uncertainties, which are described in the Company’s public filings with the Securities Exchange Commission.

Inquiries should be directed to John Allison, Executive Vice President – Chief Financial Officer of Kerzner International Limited at +1.242.363.6016.

(Consolidated Statements of Operations and Summary Segment Data are attached.)

                                Kerzner International Limited
                            Consolidated Statements of Operations
                       (In Thousands of Dollars Except Per Share Data)

                                                                For the Three Months             For the Six Months
                                                                   Ended June 30,                  Ended June 30,
                                                            ----------------------------    ----------------------------
                                                                2002           2001             2002           2001
                                                            -------------  -------------    -------------  -------------
                                                                    (Unaudited)                     (Unaudited)
 Revenues:
        Casino and resort revenues                             $ 133,400      $ 136,153        $ 277,324      $ 287,946
        Less: promotional allowances                              (5,543)        (5,663)         (12,544)       (14,464)
                                                            -------------  -------------    -------------  -------------
                                                                 127,857        130,490          264,780        273,482
        Tour operations                                           10,047         10,085           20,100         20,711
        Management and other fees                                 11,216          8,207           20,116         18,323
        Real estate related                                            -          2,893                -          7,757
        Insurance recovery                                         1,100              -            1,100              -
        Other                                                      1,094            993            2,188          1,764
                                                            -------------  -------------    -------------  -------------
                                                                 151,314        152,668          308,284        322,037
                                                            -------------  -------------    -------------  -------------

 Expenses:
        Casino and resort expenses                                69,248         68,643          136,207        140,579
        Tour operations                                            8,998          8,643           17,534         18,041
        Selling, general and administrative                       21,243         20,901           43,818         42,628
        Real estate related                                            -          1,045                -          2,311
        Corporate expenses                                         9,060          6,221           15,852         12,213
        Depreciation and amortization                             13,385         12,611           27,039         24,116
        Pre-opening expenses                                           -          1,098                -          4,355
                                                            -------------  -------------    -------------  -------------
                                                                 121,934        119,162          240,450        244,243
                                                            -------------  -------------    -------------  -------------

 Operating income                                                 29,380         33,506           67,834         77,794

 Other income and expenses:
        Interest income                                              535          1,521            1,443          4,270
        Interest expense, net of capitalization                  (10,260)       (12,626)         (20,914)       (26,836)
        Equity in earnings of associated companies, net              565            981            1,828          2,804
        Gain on settlement of territorial dispute                  5,069              -            5,069              -
        Other, net                                                   (13)           (60)             (82)           (60)
                                                            -------------  -------------    -------------  -------------

 Income before income taxes and extraordinary item                25,276         23,322           55,178         57,972

 Income tax provision                                               (498)        (1,527)            (790)        (2,954)
                                                            -------------  -------------    -------------  -------------

 Income before extraordinary item                                 24,778         21,795           54,388         55,018

 Extraordinary loss on early extinquishment of debt,
     net of benefit for income taxes                             (15,006)             -          (15,006)             -
                                                            -------------  -------------    -------------  -------------

 Net income                                                    $   9,772      $  21,795        $  39,382      $  55,018
                                                            =============  =============    =============  =============

 Diluted net income per share:
   Income before extraordinary item                            $    0.86      $    0.78        $    1.91      $    1.99
   Extraordinary loss on early extinquishment of debt          $   (0.52)     $       -        $   (0.53)     $       -
                                                            -------------  -------------    -------------  -------------

 Net income per share                                          $    0.34      $    0.78        $    1.38      $    1.99

 Weighted average number of shares outstanding - diluted          28,799         27,931           28,454         27,685

                                Kerzner International Limited
                                     Summary Segment Data
                                        (In Millions)
                                         (Unaudited)

                                          For the Three Months               For the Six Months
                                             Ended June 30,                     Ended June 30,
                                     --------------------------------    ----------------------------

                                           2002             2001              2002           2001
                                     ---------------   --------------    -------------  -------------
 Paradise Island
      Gross revenues (1)                    $ 133.2          $ 136.1          $ 277.0        $ 287.9
       Casino                                  28.8             31.4             65.8           73.8
       Hotel (2)                              104.4            104.7            211.2          214.1

      EBITDA (3)                            $  41.6          $  42.5          $  92.8        $  93.3

      Atlantis
       Occupancy rate                           86%              89%              85%            90%
       ADR                                  $   262          $   261          $   273        $   273
       RevPar                               $   225          $   233          $   232        $   244

      Ocean Club
       Occupancy rate                           65%              75%              68%            74%
       ADR                                  $   744          $   632          $   806        $   685
       RevPar                               $   482          $   473          $   546        $   508

Online Gaming
      EBITDA loss (4)                       $  (1.7)         $     -          $  (3.9)       $     -

(1)    The three month period presented for 2002 and 2001 excludes revenues from Ocean Club Estates lot sales of $-0- and $2.9 million and $1.1 million and $-0- for insurance recovery, respectively. The six month period presented for 2002 and 2001 excludes revenues from Ocean Club Estates lot sales of $-0- and
        $7.8 million and $1.1 million and $-0- of insurance recovery, respectively.
(2)    Excludes results of the Company's wholly owned tour operator.
(3)    The three month period presented for 2002 and 2001 excludes a gain from Ocean Club Estates lot sales of
       $-0- million and $1.8 million, respectively.  The six month period of 2002 and 2001 excludes a gain from
       Ocean Club Estates lot sales of $-0- million and $5.4 million, respectively and excludes pre-opening expenses of $-0- million and $1.6 million, respectively.
(4)    Costs related to Online Gaming for the three month and six month period of 2001 was comprised of pre-opening expenses of $1.1 million and $2.8 million, respectively.